Mail Stop 3561

January 5, 2009

Jeffrey S. Lorberbaum
Chairman, President, and Chief Executive Officer
Mohawk Industries, Inc.
P.O. Box 12069
160 S. Industrial Blvd.
Calhoun, GA 30701

>   **Re: Mohawk Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 7, 2008**
>   **Form 10-Q for the Period Ended September 27, 2008**
>   **Filed November 12, 2008**
>   **File No. 001-13697**

Dear Mr. Lorberbaum:

    We have reviewed your response letter dated November 20, 2008 and have the following additional comments. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 9

1. We note your response to comment one in our letter dated November 5, 2008 and continue to believe that you should disclose these metrics. Please undertake to provide this information in future filings.

Form 10-Q for the Period Ended September 27, 2008

Financial Statements for the Period Ended September 27, 2008

Note 5. Intangible Assets and Goodwill, page 10

2. We note your discussion of the impairment of goodwill and other intangible assets during your third fiscal quarter and have the following comments:

- We note your description of the facts and circumstances leading to these impairments; however, it is unclear to us from your current disclosures exactly how these facts and circumstances differed from those present earlier in your fiscal year. Please explain to us in more detail, and ensure that you clearly address in your upcoming Form 10-K, the evolution of facts and circumstances throughout 2008 such that an interim test of goodwill for impairment as contemplated by paragraph 28 of SFAS 142 was appropriate in your third fiscal quarter but was not appropriate at any earlier period. Your response to us should specifically address in reasonable detail how management considered whether any amounts of impairment should have been recorded in your first or second fiscal quarters.

- Please tell us where management had previously disclosed that such impairments were becoming more likely or had become reasonably likely. If you did not previously disclose this to your readers, please help us to understand how your disclosures in previous Forms 10-Q for 2008 complied with the requirement in Item 303 of Regulation S-K to disclose known trends or uncertainties that you reasonably expect to have a material impact on your results. We remind you that one of the primary objectives of Management's Discussion and Analysis is to provide your readers with a view of the company through the eyes of management. We assume that management was aware of the declining conditions during 2008 that made an impairment loss increasingly likely.

- We note that the amount of impairment recorded in your third fiscal quarter was estimated consistent with paragraph 22 of SFAS 142. Please tell us whether you have completed the final measurement of the impairment loss as of September 27, 2008, and if so, please tell us whether any change resulted to the estimated amount of impairment reported in your Form 10-Q.

- Also tell us whether you have completed your annual impairment test, performed during the fourth fiscal quarter, and if so, please tell us whether any additional impairment was recorded in the fourth fiscal quarter due to changes in circumstances after September 27, 2008.

- Given the significant impairment recorded during 2008, please ensure that you fully consider the disclosure requirements of SOP 94-6, SAB 5:Y, and SFAS 142, along with the guidance in our Release No. 33-8350, available at http://www.sec.gov/rules/interp/33-8350.htm, to provide your readers with insight into the likelihood of additional impairments resulting from reasonably likely changes to your assumptions. In this regard, you may find it useful to provide a sensitivity analysis in your discussion of Critical Accounting Policies within Management's Discussion and Analysis to illustrate the impact of such reasonably likely changes.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: R. David Patton, Esq.
        Via facsimile (404) 881-7777